Exhibits 5 and 23.1

Ford Motor Credit Company LLC

David J. Witten Assistant Secretary	One American Road Dearborn, Michigan 48126
August 13, 2026

Ford Motor Credit Company LLC
One American Road
Dearborn, MI, 48126

Re: Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2024 by Ford Motor Credit Company LLC (the “Company”) for the registration of debt securities (“Debt Securities”). The Debt Securities are to be issued pursuant to the provisions of an Indenture dated as of March 16, 2015 (the “Indenture”), between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”). Pursuant to the terms of the Indenture, the Company has created as two series of Debt Securities (i) its 5.431% Notes due August 13, 2029 in the aggregate principal amount of $1,500,000,000 (the “2029 Notes”), and (ii) its 6.107% Notes due August 15, 2033 in the aggregate principal amount of $1,000,000,000 (the “2033 Notes” and, together with the 2029 Notes, the “Notes”).

As Assistant Secretary of the Company, I am familiar with the Certificate of Formation and the Limited Liability Company Agreement of the Company and with the affairs of the Company. I also am familiar with the Company’s action taken pursuant to Sections 2.01 and 3.01 of the Indenture to establish the 2029 Notes and the 2033 Notes each as a series of Debt Securities under the Indenture. I have also examined such other documents and instruments and have made such further investigation as I have deemed necessary or appropriate in connection with this opinion.

Based on the foregoing, it is my opinion that the 2029 Notes and the 2033 Notes each constitute legal, valid and binding obligations of the Company.

My opinion expressed herein is subject to the qualification that I express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, reorganization, insolvency, fraudulent transfer, fraudulent conveyance, moratorium or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies.

I wish to point out that I am a member of the Bar of the State of Michigan. I have made, or caused to be made, such investigation as I have deemed appropriate with respect to the laws of other jurisdictions in connection with the opinion expressed herein, and nothing has come to my attention in the course of such investigation which would lead me to question the correctness of such opinion.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.

Very truly yours, /s/ David J. Witten David J. Witten Assistant Secretary

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